UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TOP SHIPS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Y8897Y109

(CUSIP Number)

George Economou

80 Kifissias Avenue

Athens, Greece

011 30-210-8090570

With copies to:

William S. Haft, Esq.

Orrick, Herrington & Sutcliffe LLP

666 Fifth Avenue

New York, NY 10103

(212) 506 3740

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Sphinx Investment Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,133,333*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 4,133,333*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maryport Navigation Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) George Economou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: None
	8	Shared Voting Power: 4,133,333*
	9	Sole Dispositive Power: None
	10	Shared Dispositive Power: 4,133,333*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,133,333*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount In Row 11 14.76%
14	Type of Reporting Person: IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Sphinx Investment Corp. ("Sphinx"), Maryport Navigation Corp. ("Maryport") and George Economou ("Economou," and collectively with Sphinx and Maryport, the "Reporting Persons") on June 20, 2007, as amended by (i) Amendment No. 1 filed by the Reporting Persons on April 24, 2008 and (ii) Amendment No. 2 filed by the Reporting Persons on September 25, 2008 (as amended, the "Schedule 13D") relating to the common stock, $0.01 par value per share (the "Shares"), of Top Ships Inc. (f/k/a Top Tankers Inc.), a Marshall Islands corporation (the "Issuer"). The Reporting Persons may constitute a "group" for reporting purposes of Rule 13d-5 under the Sec (b)  urities Exchange Act of 1934, as amended (the "Act"), with respect to their respective beneficial ownership of the Shares. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 4.  Interest in Securities of the Issuer

Item 4 is hereby amended and restated in its entirety as follows:

As previously reported, Marpessa Choice Holdings Inc. ("Merger Sub"), an affiliate of the Reporting Persons, entered into an Exclusivity Agreement with the Issuer, on September 24, 2008, providing for a two week period during which Merger Sub will explore a potential acquisition of the Issuer (the "Potential Acquisition"). In connection with the Potential Acquisition, Merger Sub and the Issuer have entered into a Confidentiality Agreement, dated as of October 2, 2008 (the "Confidentiality Agreement"). The Confidentiality Agreement contains customary provisions pursuant to which, among other things, Merger Sub agrees, on behalf of itself and its affiliates and representatives, subject to certain exceptions, to keep confidential all non-public information furnished by the Issuer and to use such information solely for the purpose of evaluating the Potential Acquisition. The Confidentiality Agreement also includes customary employee non-solicitation provisions operative from the date of the Confidentiality Agreement and continuing for a period of one year. The Confidentiality Agreement further includes certain standstill provisions, operative from the date of the Confidentiality Agreement and continuing for a period of one year, prohibiting (subject to certain exceptions), among other things, announcing or commencing a tender or exchange offer to acquire voting securities of the Issuer, without the prior written consent of the Issuer.

There can be no assurance that the Potential Acquisition will be proposed by Merger Sub or an affiliate, or that the terms of any Potential Acquisition will be acceptable to the Issuer.

Notwithstanding the foregoing, the Reporting Persons reserve the right to change their plans and intentions, including with respect to any of the actions discussed in this Item 4. In particular, the Reporting Persons may (i) sell or transfer shares of Shares in public or private transactions, (ii) formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, and/or (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Shares.

Except as other described in this Item 4, no Reporting Persons have formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed under Item 4, Merger Sub, an affiliate of the Reporting Persons, has entered into a Confidentiality Agreement with the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement between the Reporting Persons, incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on June 20, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Joseph Cefai Name: Joseph Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Stelios N. Deverakis Name: Stelios N. Deverakis Title: Authorised Signatory

/s/ George Economou________ George Economou

Dated: October 2, 2008